July 31, 2012

United States Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 3561

Washington, D.C. 20549

Re:	SS&C Technologies Holdings, Inc.
Form 10-K for Fiscal Year Ended December 31, 2011
Filed March 12, 2012
File No. 001-34675

Ladies and Gentlemen:

We refer to Kathleen Collins’ letter dated July 17, 2012 (the “Letter”), which sets forth the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) for SS&C Technologies Holdings, Inc. (“Holdings” or the “Company”) regarding our Form 10-K for the fiscal year ended December 31, 2011. Please find our responses to the Staff’s comments below. For your convenience, we have copied each of the comments in the Letter immediately preceding our response thereto.

Form 10-K for the Fiscal Year Ended December 31, 2011

Item 1A. Risk Factors

“SS&C Holdings is a holding company with no operations or assets . . .,” page 31

1.	You disclose that your ability to pay dividends is limited by your status as a holding company and by the terms of the agreement governing your senior credit facility, which significantly restricts the ability of your subsidiaries to pay dividends or otherwise transfer assets to SS&C Holdings. We further note that you provided parent company financial statement information in Schedule I to your Form S-1 that went effective on February 3, 2011 pursuant to Rules 12-04 and 4-08(e)(3) of Regulation S-K. Given that it appears these restrictions have not changed since the effectiveness of your Form S-1, please explain why you did not provide Schedule I in your Form 10-K.

Response:

Please note that the disclosure in our 2011 Form 10-K with respect to any restrictions on the ability of our subsidiaries to pay dividends to Holdings is out-of-date. As you note, at the time our Form S-1 went effective on February 3, 2011, there were restrictions on Holdings’ ability to obtain funds from certain subsidiaries through dividends. Accordingly, the condensed financial statements were presented on a “parent-only” basis within Schedule I pursuant to Rules 12-04 and 4-08(e) (3) of Regulation S-K within the Form S-1. Subsequently, such restrictions were eliminated as a result of either debt redemption or refinancing. Accordingly, as of December 31, 2011, none of our credit facilities restrict the ability of our subsidiaries to distribute funds to Holdings. Accordingly, the Company was no longer subject to such restrictions as of December 31, 2011 and the Schedule I condensed financial statements are no longer required.

In light of the Staff’s comment, the Company will update its disclosures in future filings (beginning with its next Quarterly Report on Form 10-Q, which is scheduled to be filed on August 9, 2012).

Item 15. Exhibits and Financial Statement Schedules

Consolidated Statements of Cash Flows, page F-4

2.	We note that you classify income tax benefits related to the exercise of stock options as a cash inflow from financing activities in fiscal 2011, 2010, and 2009. Please tell us your consideration for separately presenting a corresponding cash outflow from operating activities for these excess tax benefits pursuant to ASC 230-10-45-17-c and ASC 718-20-55-24. In addition, please tell us where you have classified the excess tax benefit within your cash flows from operating activities in each year presented.

Response:

As the Staff notes, the Company classifies the income tax benefit related to the exercise of stock options as a cash inflow from financing activities in accordance with ASC 718-20-55-24. Such cash inflow is presented discretely within its own line entitled “Income tax benefit related to exercise of stock options”. The corresponding cash outflow has historically been netted within “Income taxes prepaid and payable” within the operating section of the cash flow statement, also in accordance with ASC 718-20-55-24.

In light of the Staff’s comment, the Company will present the cash outflow within its own line item entitled “Excess tax benefits from stock options” in future filings (beginning with its next Quarterly Report on Form 10-Q which is scheduled to be filed on August 9, 2012).

Notes to Consolidated Financial Statements

Note 2. Summary of Significant Accounting Policies

Basic and Diluted Earnings per Share, page F-13

3.	We note that you have both Class A non-voting common stock and common stock outstanding. Tell us what consideration you gave to computing earnings per share for each class of common stock pursuant to the two-class method. We refer you to ASC 260-10-45-60B (d).

Response:

As noted in our 2011 10-K, the Company has approximately 1,429,000 and 76,235,000 shares of Class A common stock and common stock , respectively, outstanding as of December 31, 2011. Please note we have considered the guidance with respect to the two-class method of calculating earnings per share (EPS), as described within ASC 260-10-45. In assessing the applicability of this guidance, we noted that our Class A common shares were created with identical participating rights to earnings of the Company and liquidation preference as our common stock. Neither the Class A common stock nor the common stock has specified dividend rights. Upon liquidation, the earnings of the Company would be applied equally between each share of two classes of stock. As a result, the EPS per share is identical under the two-class method for the Class A common shares as the EPS for our common stock, and we believe our current EPS disclosure is appropriate.

* * *

As requested in the Letter, the Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, please do not hesitate to call me at (860) 298-4738.

Sincerely,

SS&C Technologies Holdings, Inc.

/s/ Patrick Pedonti
Patrick Pedonti
Chief Financial Officer
July 31, 2012

cc:	Stephen V. R. Whitman, Esq.
David A Westenberg, Esq.